UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Wolter Global Investment Limited Guo Junpeng Room 126, No. 27 Dongxindu Dongzhannan, Xisanqi, Haidian District, Beijing China +86(10)57111277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolter Global Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,898,511
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,898,511
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.14% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 32,118,094 shares of Class A ordinary shares issued and outstanding as of March 8, 2022 as reported in the Issuer’s Amendment No.4 to Form F-3 filed on March 16, 2022.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Guo Junpeng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,898,511
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,898,511
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.14% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 32,118,094 shares of Class A ordinary shares issued and outstanding as of March 8, 2022 as reported in the Issuer’s Amendment No.4 to Form F-3 filed on March 16, 2022.

Item 1.	Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of the Class A Ordinary Share, with no par value of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer” and such shares, the “Class A Ordinary Share”). The Issuer’s principal executive office is located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China.

Item 2.	Identity and Background

The Schedule 13D is being jointly filed by Wolter Global Investment Limited (“Wolter Global”), a company organized under the laws of the British Virgin Islands and Guo Junpeng, a citizen of the People’s Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons entered into a Joint Filing Agreement on March 30, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file the Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 4.

Wolter Global is a company established for the purpose of doing NFT related business. The principal office of Wolter Global is located at Room 126, No. 27 Dongxindu Dongzhannan, Xisanqi, Haidian District, Beijing China.

Guo Junpeng is the sole director and sole shareholder of Wolter Global. Guo Junpeng is a citizen of the People’s Republic of China with the business address located at 101, Unit 5, No. 21 Kangtaijiayuan, Shuangyongjiebeibajie Street, Haibowan District, Wuhai City, Inner Mongolia Autonomous Region, PRC. The principal occupation of Guo Junpeng is the director of Wolter Global.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to the Equity Acquisition Framework Agreement by and among the Issuer, Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021 (the “Framework Agreement”) and Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global (the “Share Transfer Agreement”), Wolter Global exchanged all the shares it held in Golden Shield for 3,898,511 Class A Ordinary Shares of the Issuer, equals to 80% of the aggregate share consideration to Wolter Global under the Framework Agreement and the Share Transfer Agreement. Therefore, the shares of Golden Shield held by Wolter Global were the consideration for the 3,898,511 Class A Ordinary Shares of the Issuer acquired by Wolter Global.

Item 4.	Purpose of Transaction

The description in Item 3 of this Schedule 13D is incorporated herein by reference.

The purpose of the transaction purported hereunder is part of the plan to expand the Issuer’s business in the live entertainment mobile streaming platform through the share exchange.

Pursuant to the Framework Agreement and the Share Transfer Agreement, Scienjoy Inc., a wholly owned subsidiary of the Issuer, acquired all of the issued and outstanding equity interests of Golden Shield from Wolter Global. The consideration for the equity interest of Golden Shield have been issued as follows: (i) within twenty (20) business days following the closing, the Issuer has issued 3,898,511 Class A Ordinary Shares of the Issuer to Wolter Global, which is the 80% of the aggregate share consideration to Wolter Global under the Framework Agreement and the Share Transfer Agreement; (ii) the remaining 20% shall be issued in two equal installments if Golden Shield shall have achieved the respective performance goal for the year 2022 and 2023.

Pursuant to the Form of Resale Lock-Up Agreement between the Issuer and Wolter Global (“Resale Lock-Up Agreement”), Wolter Global agrees to be subject to a 180-day lock-up period.

A copy of each of the Framework Agreement, the Share Transfer Agreement and Resale Lock-Up Agreement is attached hereto as Exhibit 1, 2 and 3 respectively and is incorporated herein by reference. The foregoing summary descriptions of each of the Framework Agreement, the Share Transfer Agreement and Resale Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of Exhibit 1, 2 and 3.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)	As of the date of this filing, Guo Junpeng is the sole director and the sole shareholder of Wolter Global and may be deemed to have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition, as to the 3,898,511 Series A Ordinary Shares directly held by Wolter Global.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Series A Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3, 4 and 5 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D, and to the best of the knowledge of the Reporting Persons, between such persons and any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished on December 29, 2021).
2	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K furnished on December 29, 2021).
3	Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation (incorporated by reference to Exhibit 99.8 to the Issuer’s Form 6-K furnished on December 29, 2021).
4	Joint Filing Agreement, dated March 30, 2022, by and between Wolter Global Investment Limited and Guo Junpeng.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2022

Wolter Global Investment Limited

By:	/s/ Guo Junpeng
Name:	Guo Junpeng
Title:	Director

/s/ Guo Junpeng
Guo Junpeng